March 2, 2006
Mr. Stephen G. Krikorian
Branch Chief — Accounting
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549-0405

Re:	HealthStream, Inc. (the “Company”)
Form 10-K for the fiscal year ended December 31, 2004
Forms 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005
File Number: 000-27701
Dear Mr. Krikorian:
     In response to the staff’s comments contained in your letters dated December 30, 2005 and February 23, 2006 (the “Comment Letters”), I submit this letter containing the Company’s response to the Comment Letters.
Comment 3 — Form 10-K for Fiscal Year Ended December 31, 2004 — Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources, pages 26 and 27
1.	With regard to the advance billings for the two courseware subscription contracts consummated in December 2004, tell us why you believe that gross presentation of the related accounts receivable and deferred revenue is appropriate. Tell us the length of the underlying subscription periods and whether you have the legal right to bill and collect the fee for the entire period prior to the start of the subscription period. Your response should also address your consideration of whether these arrangements represent executory contracts under which neither party has performed, in which no amounts would be recorded.

2.	With regard to your recognition of revenue from tiered pricing arrangements on a straight-line basis, identify the specific accounting literature upon which you have relied in adopting this recognition pattern. That is, explain how you determined that recognizing revenue in excess of amounts billed is appropriate.

3.	With regard to the statement in your supplemental response dated February 17, 2006 that you have not historically experienced problems in collecting from customers with tiered pricing arrangements, clarify the length of time such arrangements have been offered to customers.

Mr. Stephen G. Krikorian
March 2, 2006

     RESPONSE:
1.	We believe gross presentation of accounts receivable and deferred revenue for the two subscription contracts is appropriate because 1) our agreements with these customers included terms to prepay the annual subscription amounts at the inception of the service; 2) the customers were invoiced in accordance with the provisions of their respective contractual arrangements; 3) the invoices represent valid, legal and enforceable accounts receivable and deferred revenue at December 31, 2004 for the full amount of the invoice; 4) the courseware subscriptions were contracted for during 2004; 5) the courseware was made available through our hosted ASP service and the customers began using the courseware during 2004; and 6) the contracts provide for payment upon invoice for the full subscription amount prior to December 31, 2004, with payment terms associated with these customer contracts allowing for payment terms ranging between 30 and 60 days, which extended past our year end of December 31, 2004. We received payment in early 2005 from these customers. Based on these facts, we believe the invoices represent appropriately recorded accounts receivable and deferred revenue at December 31, 2004 and since the provision of our services began prior to December 31, 2004, we do not believe these contracts represent executory contracts under which neither party has performed.

2.	We rely on the guidance of EITF 00-3, EITF 00-21 and SAB 104 in determining revenue recognition for our hosted Internet-based subscription products. In regards to using the straight-line method for subscription contracts that contain tiered pricing structures, we considered the guidance under Concept Statement No. 5 and also believe that analogy to lease accounting guidance is appropriate, specifically, paragraph 19(b) of SFAS No.13, “Accounting for Leases” and paragraph 2 of FTB 85-3 “Accounting for Operating Leases with Scheduled Rent Increases.” Our standard contract terms are typically greater than one year, with an average term of approximately 2.5 years in length. Tiered pricing arrangements are provided only for multiple year contracts. Our subscription contracts are fixed and determinable when signed, and the total payments over the contract term are defined in the contract. Customers pay a lower price in the initial year and a higher price in the remaining years of the contract, although the level of products and services provided to the customer does not change during the contract term. The lower pricing structure in the initial year of the contract is provided to ease our customer’s cash flow requirements. For contracts containing tiered pricing arrangements, we believe recognizing revenues on a systematic basis, using the straight-line method, is appropriate. Further, we note that our standard contract terms do not provide for early termination, but do include a post termination provision for collection of the difference between the straight line fee and the tiered fee in the event of any alleged breach or other termination provision.

3.	We have entered into contractual arrangements containing tiered pricing structures since mid-2002. The majority of our contracts containing these pricing structures were consummated during 2003 and 2004. As noted above, our standard contract terms include a post termination provision for collection of the difference between the straight line fee and the tiered fee in the event of any alleged breach or other termination provision. We have successfully enforced this provision in the past.

Mr. Stephen G. Krikorian
March 2, 2006

Comment 4 — Form 10-K for Fiscal Year Ended December 31, 2004 — Management’s Discussion and Analysis of Financial Condition and Results of Operations — Consolidated Statements of Operations, page 32.
4.	Refer to your response in prior comment 4. We do not believe that you have adequately demonstrated that the exclusion of all amortization and depreciation expenses from cost of sales is appropriate. Although not tied to specific products or services, explain why you believe that none of these costs are associated with providing goods and services to your customers. For example, in your response you state that you have excluded certain amortization and depreciation expenses from cost of sales because they relate to your “platform or delivery vehicle.” Explain why you believe these costs are unrelated to providing services when your response suggests that this “delivery vehicle” makes it possible to provide services to customers. Refer by analogy to Question 17, Statement 86, FASB Staff Implementation Guide. Alternatively, to the extent that such amounts are excluded from cost of revenues, revise your presentation to comply with SAB Topic 11B.
RESPONSE: As we discussed in our prior response, our policy for separate presentation from cost of revenues is based on the premise that if an expense does not specifically relate to the delivery of our services in the period revenue is recognized or the expense does not have a direct relationship to revenues, we do not classify the expense as a cost of revenues, but the expense remains classified within operating income. We do purchase and capitalize assets such as hardware, software, content, and feature enhancements which are used to support our delivery platform. However, in addition to the utilization of those assets in our delivery platform, those underlying assets are also utilized to support our product infrastructure, facilitate product development, deliver marketing campaigns, and support sales, administrative and general corporate purposes. Because the utilization of these assets is spread amongst many aspects of our business, we do not allocate the depreciation and amortization related to these assets to cost of revenues since that allocation would be somewhat subjective.
In order to provide a more transparent disclosure of cost of revenues on our statement of operations, we will revise our presentation to comply with the disclosure provisions of SAB Topic 11B in our Annual Report on Form 10-K for the year ended December 31, 2005 and future filings.

Mr. Stephen G. Krikorian
March 2, 2006

We hope that this supplemental information helps to clarify our response letter. Should you have any questions, please do not hesitate to contact me at (615) 301-3178 or Susan Brownie at (615) 301-3163 if you have any questions or further comments. Thank you for your assistance with this matter.
Sincerely,
Arthur E. Newman
Chief Financial Officer

cc:	Robert A. Frist, Jr., Chief Executive Officer, HealthStream, Inc.
Susan A. Brownie, Senior Vice President of Finance and HR, HealthStream, Inc.
J. Page Davidson, Bass, Berry & Sims PLC
Jon Billington, Ernst & Young LLP